As filed with the Securities and Exchange Commission on August 23, 2006
Registration No. 333-136317

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM F-10
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

North American Palladium Ltd.
(Exact name of Registrant as specified in its charter)

Canada	1099	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)
130 Adelaide Street West, Suite 2116
Toronto, Ontario, Canada M5H 3P5
(416) 360-7590
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
111 8th Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)

Copies to:
Mary D. Batoff, Esq.	Riccardo A. Leofanti, Esq.	Leslie Gord, Esq.
North American Palladium Ltd.	Skadden, Arps, Slate, Meagher & Flom LLP	Gowling Lafleur Henderson LLP
130 Adelaide Street West, Suite 2116	222 Bay Street, Suite 1750, P.O. Box 258	1 First Canadian Place, Suite 1600
Toronto, Ontario, Canada M5H 3P5	Toronto, Ontario, Canada M5K 1J5	100 King Street West
(416) 360-7590	(416) 777-4700	Toronto, Ontario, Canada M5X 1G5
(416) 862-7525

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement.
Province of Ontario, Canada
(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box):

A. ☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☒	At some future date (check the appropriate box below):

1. ☐	pursuant to Rule 467(b) on ( ) at ( ).

2. ☐	pursuant to Rule 467(b) on ( ) at ( ) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3. ☒	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☐	after the filing of the next amendment to this Form.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.   ☐

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 22, 2006

NORTH AMERICAN PALLADIUM LTD.
4,143,436 COMMON SHARES
On March 29, 2006, North American Palladium Ltd. (the “Corporation”) issued US$35,000,000 aggregate principal amount of Series I convertible notes due August 1, 2008 (the “Series I Notes”) to Kaiser-Francis Oil Company (“KFOC”) and IP Synergy Finance Inc. (“IPSF” and, collectively with KFOC, the “Holders”) on a private placement basis. KFOC currently owns or controls approximately 50% of the Corporation’s outstanding common shares (the “Common Shares”).
On June 23, 2006, the Corporation issued US$13,500,000 principal amount of Series II convertible notes due December 1, 2008 (the “Series II Notes”) to KFOC on a private placement basis. The Series II Notes were issued upon exercise by the Corporation of its option to sell the Series II Notes to KFOC pursuant to a securities purchase agreement dated March 24, 2006 between the Corporation and the Holders.
The principal amount of the Series II Notes may be converted by KFOC at any time and, in certain circumstances, by the Corporation, into an aggregate of up to 1,108,374 Common Shares (as such number of Common Shares may be adjusted pursuant to the terms of the Series II Notes). In addition, pursuant to the terms of the Series II Notes, the principal amount is repayable in nine equal bi-monthly instalments commencing on August 1, 2007. At KFOC’s option, all or any portion of the principal amount of the Series II Notes that may become due on any date under the terms of the Series II Notes (a “Principal Payment Date”) may be satisfied through the issuance of Common Shares at a price per Common Share which reflects a 10% discount from the volume weighted average trading price per Common Share on the American Stock Exchange (“AMEX”) for the five consecutive trading days immediately prior to the applicable Principal Payment Date (as such number of Common Shares may be adjusted pursuant to the terms of the Series II Notes). (See “Convertible Note and Common Share Purchase Warrant Financing.”)
The Series I Notes and Series II Notes bear interest at a rate of 6.5% per annum, payable bi-monthly commencing on June 1, 2006, in the case of the Series I Notes, and on August 1, 2006 in the case of the Series II Notes. At the option of the Holders, all or any portion of the interest that may become due at any date under the terms of the Series I or Series II Notes (an “Interest Payment Date”) may be satisfied through the issuance of Common Shares at a price per Common Share which reflects a 10% discount from the volume weighted average trading price per Common Share on AMEX for the five consecutive trading days immediately prior to the applicable Interest Payment Date (as such number of Common Shares may be adjusted pursuant to the terms of the Series I or Series II Notes.) (See “Convertible Note and Common Share Purchase Warrant Financing”).
In connection with the issue of the Series II Notes, the Corporation also issued Series II common share purchase warrants (the “Series II Warrants”) to KFOC on a private placement basis. The Series II Warrants are exercisable by KFOC to purchase an aggregate of 554,187 Common Shares (as such number of Common Shares may be adjusted pursuant to the terms of the Series II Warrants) at any time on or before June 23, 2010. (See “Convertible Note and Common Share Purchase Warrant Financing”.)
This preliminary short form shelf prospectus (the “Prospectus”) may be used by the Holders, as selling securityholders (see “Selling Securityholders”), in connection with resales, from time to time, during the period that this Prospectus, including any amendments thereto, remains valid, of:
(a)	53,932 Common Shares issuable to the Holders in satisfaction of US$351,845.88 aggregate amount of accrued and unpaid interest due on the Series I Notes as of August 1, 2006 (the balance of the interest payable, US$39,093.98 will be remitted to the Canada Revenue Agency for income tax);

(b)	12,799 Common Shares issuable to KFOC in satisfaction of US$83,362.50 aggregate amount of accrued and unpaid interest due on the Series II Notes as of August 1, 2006 (the balance of the interest payable, US$9,262.50, will be remitted to the Canada Revenue Agency for income tax);

(c)	up to 1,108,374 Common Shares issuable to KFOC upon conversion of the Series II Notes;
Cover Page Continued On Next Page

(d)	up to 2,414,164 Common Shares issuable to KFOC in satisfaction of the repayment of the aggregate principal amount of the Series II Notes (representing 125% of the number of Common Shares issuable had the aggregate principal amount of the Series II Notes been repaid in Common Shares on June 23, 2006; and

(e)	up to 554,187 Common Shares issuable to KFOC upon exercise of the Series II Warrants.
The Common Shares included in paragraphs (a) through (e) above are referred to in this Prospectus as the “Qualified Shares”.
This Prospectus has not been filed in respect of, and will not qualify, any distribution of Qualified Shares in Ontario or in any other Province or Territory of Canada at any time.
The Qualified Shares may be offered by the Holders in negotiated transactions or otherwise, to or though underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the Qualified Shares may be offered from time to time through ordinary brokerage transactions on the AMEX. See “Plan of Distribution”. This Prospectus is filed in the Province of Ontario, Canada and as part of a registration statement in the United States pursuant to a multijurisdictional disclosure system adopted by the United States and Canada. The Holders may be deemed to be “underwriters” as defined in the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Any profits realized by the Holders may be deemed to be underwriting compensation. If the Holders use any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any Qualified Shares as principals, any profits received by such underwriters or dealers on the resale of the Qualified Shares may be deemed to be underwriting compensation under the U.S. Securities Act.
The Corporation will not receive any proceeds from the sale of any Qualified Shares by the Holders.
The Common Shares are listed under the symbol “PAL” on the AMEX and on the Toronto Stock Exchange (“TSX”) under the symbol “PDL”. The last reported sale price of the Common Shares on the AMEX on August 21, 2006 was US$7.37 per share, and on the TSX on August 21, 2006 was Cdn$8.15 per share.

Investing in the Qualified Shares involves risk. Please carefully consider the “Risk Factors” section beginning on page 9 of this Prospectus.

Under the multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”) the Corporation is permitted to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such disclosure requirements are different from those of the United States. Certain financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Owning Qualified Shares may subject you to tax consequences both in the United States and Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion under “United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Considerations”. These discussions are of a general nature only and are not intended to be exhaustive of all possible tax consequences.
The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Prospectus are residents of Canada, and that a substantial portion of the Corporation’s assets and the assets of a majority of the Corporation’s directors and officers and the experts named in this Prospectus are located outside the United States.
No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.
NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE QUALIFIED SHARES, OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should rely only upon the information included in, or incorporated by reference into, this Prospectus. The Corporation and the Holders have not authorized any other person to provide you with different or inconsistent information, and you should not rely upon any such information. You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover of this Prospectus. The Corporation’s business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this Prospectus nor the registration of the Qualified Shares hereunder shall, under any circumstances, create any implication that there has been no change in the Corporation’s business or affairs since the respective dates as of which information is given herein.
This Prospectus summarizes certain documents and other information and you are referred to this documentation and other information for a more complete understanding of what is discussed in this Prospectus. In making an investment decision, you must rely on your own examination of the Corporation and the terms of the Qualified Shares, including the merits and risks involved.
The Corporation and the Holders are not making any representation to any person acquiring the Qualified Shares regarding the legality of an investment in the Qualified Shares by such purchaser under any laws or regulations. You should not consider any information in this Prospectus to be legal, business or tax advice. You should consult your own attorney, accountant, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Qualified Shares.
You must comply with all applicable laws and regulations in force in any applicable jurisdiction and you must obtain any consent, approval or permission required by you for the purchase, offer or sale of the Qualified Shares under the laws and regulations in force in the jurisdiction to which you are subject or in which you make such purchase, offer or sale, and the Corporation and the Holders will not have any responsibility therefor.

Unless otherwise indicated, all references in this Prospectus to the “Corporation” refer to North American Palladium Ltd., together with its wholly-owned subsidiary, Lac des Iles Mines Ltd.
Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus has been prepared in accordance with Canadian GAAP, which may differ from generally accepted accounting principles in the United States (“U.S. GAAP”). Please see the notes to the Corporation’s audited consolidated financial statements for a summary of the significant differences between Canadian GAAP and U.S. GAAP.
In this Prospectus, unless otherwise specified or the context otherwise requires, all monetary amounts are expressed in Canadian dollars. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars.
Unless otherwise indicated, the mineral reserves (“reserves”) and mineral resources (“resources”) estimates contained or incorporated by reference in this Prospectus were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), including the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, by employees and consultants of the Corporation who are “qualified persons” as such term is defined in NI 43-101. Descriptions of reserves and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the United States Securities and Exchange Commission (the “SEC”).

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with the Ontario Securities Commission (“OSC”) and filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at Suite 2116, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, telephone: (416) 360-7590, or by accessing the disclosure documents available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, which is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System (EDGAR). Disclosure documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.
The following documents are specifically incorporated by reference and form an integral part of this Prospectus:

(a)	unaudited comparative financial statements of the Corporation and the notes thereto for the three and six month periods ended June 30, 2006;

(b)	management’s discussion and analysis for the interim financial statements referred to in paragraph (a) above;

(c)	audited comparative financial statements of the Corporation and the notes thereto for the financial year ended December 31, 2005, together with the report of the auditors thereon, which have been reconciled to U.S. GAAP in accordance with Item 18 of Form 20-F;

(d)	management’s discussion and analysis for the annual comparative financial statements referred to in paragraph (c) above;

(e)	annual information form of the Corporation dated March 29, 2006 for the fiscal year ended December 31, 2005 (the “AIF”);

(f)	management information circular of the Corporation dated May 10, 2006, prepared in connection with the Corporation’s annual and special meeting of shareholders held on June 21, 2006;

(g)	material change report dated January 6, 2006 regarding the unscheduled temporary shutdown of the Corporation’s primary crusher at the Lac des Iles mine;

(h)	material change report dated March 28, 2006 regarding the issuance of the Series I Notes and Series I Warrants (as defined hereinafter);

(i)	material change report dated April 24, 2006 regarding the Corporation’s first quarter operating performance;

(j)	material change report dated June 20, 2006 regarding the exercise by the Corporation of its right to require KFOC to purchase the Series II Notes and related Series II Warrants; and

(k)	material change report dated July 24, 2006 regarding the Corporation’s second quarter operating performance.
Any material change reports (excluding confidential material change reports), annual information forms, interim consolidated financial statements of the Corporation (including the management’s discussion and analysis in the interim reports for such periods), annual audited consolidated financial statements of the Corporation, including the auditors’ report thereon and including the management’s discussion and analysis in respect of such annual financial statements, business acquisition reports, information circulars, and any other disclosure documents required to be incorporated by reference under National Instrument 44-101 – Short Form Prospectus Distributions which are required to be filed by the Corporation with the OSC after the date of this Prospectus and prior to the termination of the offering of securities hereunder shall be deemed to be incorporated by reference into this Prospectus. Any similar document filed by the Corporation with, or furnished by the Corporation to, the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus, if and to the extent provided in such document.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.
Upon a new annual information form for the period ended December 31, 2006 and the related annual financial statements being filed with and, where required, accepted by, the OSC during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the then current financial year will be deemed no longer to be incorporated into this Prospectus for purposes of future offerings of Qualified Shares hereunder.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including the Securities Act (Ontario). Forward-looking statements are necessarily made based on estimates and assumptions made by the Corporation in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Corporation, or on its behalf.
In making the forward-looking statements in this Prospectus and the documents incorporated by reference herein, the Corporation has applied several material factors and assumptions, including, but not limited to:

•	the assumption that the integrated operations of the underground mine and the open pit mine will remain viable operationally and economically;

•	the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices;

•	the assumption that the advice the Corporation has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources, environmental requirements and certain legal proceedings is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;

•	the assumption that financing is available on reasonable terms;

•	the assumption that expectations for blended mill feed head grade and mill performance will proceed as expected;

•	the assumption that new mine plan scenarios will be viable operationally and economically;

•	the assumption that the Corporation will be able to negotiate the renewal or entering into of new smelting and refining agreements; and

•	the assumption that the Corporation’s plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine and for exploration in Finland will proceed as expected.

The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this Prospectus should not be considered as a representation by the Corporation or any other person that its objectives or plans will be achieved. Numerous factors could cause the Corporation’s actual results to differ materially from those in the forward-looking statements, including the following, which are discussed in greater detail under the heading “Risk Factors”:
•	inability to meet production or operating cost goals;

•	inaccurate resource and reserve estimates;

•	inherent risks associated with mining and processing operations;

•	failure to achieve projected production levels at the Corporation’s open pit and underground mining operations;

•	inability to obtain additional funding for operations, if required;

•	failure of the Corporation’s exploration program to increase reserves;

•	interruption of operations at the Lac des Iles mine;

•	defaults under the Corporation’s credit facilities;

•	termination or failure to renew smelting agreements;

•	volatility in metal prices;

•	economic and political events affecting metal supply and demand;

•	change in the life-of-mine plan and/or ultimate pit design;

•	geological, technical, mining or processing problems;

•	fluctuations in ore grade or ore tonnes milled;

•	costs of complying with current and future environmental regulation;

•	costs of complying with other current and future governmental regulation;

•	competition from other suppliers of platinum group metals;

•	development of new technology leading to reduced demand for palladium;

•	loss of key personnel;

•	hedging activities; and

•	changes in the United States/Canadian dollar exchange rate.
These factors should be considered carefully, and readers should not place undue reliance on the Corporation’s forward-looking statements. The Corporation undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events, except as required by law.
THE CORPORATION
The Corporation is the successor to Madeleine Mines Ltd., a company incorporated under the Québec Mining Companies Act by letters patent dated February 2, 1968. In January 1992: (i) Madeleine Mines Ltd. was amalgamated with a wholly owned Québec subsidiary of 2750538 Canada Inc., a company incorporated under the Canada Business Corporations Act by articles of incorporation dated September 12, 1991; (ii) the amalgamated company was wound up into 2750538 Canada Inc.; and (iii) 2750538 Canada Inc. changed its name to “Madeleine Mines Ltd.”. By articles of amendment dated July 24, 1993, Madeleine Mines Ltd. changed its name to “North American Palladium Ltd.”. The Corporation has one operating subsidiary, Lac des Iles Mines Ltd., incorporated under the Canada Business Corporations Act, and wholly owned by the Corporation. The Corporation has one additional subsidiary, North American Palladium Finland Oy, a Finnish corporation, which is also wholly-owned.
The Corporation’s registered and executive office is at Suite 2116, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, telephone: (416) 360-7590, fax: (416) 360-7709. The Corporation’s mining operations are situated approximately 85 kilometres northwest of Thunder Bay at Lac des Iles, in northern Ontario. The postal address is P.O. Box 10547, Station P, Thunder Bay, Ontario P7B 6T9, telephone: (807) 448-2000, fax: (807) 448-2001.
The Corporation owns and operates an integrated open pit and underground mine known as the Lac des Iles mine and processing plant with a design capacity of 15,000 tonnes per day. The mining and processing operation produces by flotation a palladium rich concentrate that also contains platinum, gold, copper and nickel. The concentrate is delivered to the Sudbury operations of Falconbridge Limited (“Falconbridge”) for smelting, and is further processed at Falconbridge’s European refining operations.
CONVERTIBLE NOTE AND COMMON SHARE PURCHASE WARRANT FINANCING
On March 28, 2006, the Corporation announced the execution of formal agreements relating to the private placement (the “Offering”) of up to US$58.5 million principal amount of convertible notes together with common share purchase warrants to purchase, for four years from the date of their issuance, 50% of the number of Common Shares underlying the convertible notes.
The Offering is governed by a securities purchase agreement dated March 24, 2006 (the “Securities Purchase Agreement”) between the Corporation and the Holders. Under the terms of the Securities Purchase Agreement, on March 29, 2006 the Corporation issued US$17.5 million principal amount of the Series I Notes to each of the Holders. On June 23, 2006, the Corporation issued US$13.5 million principal amount of Series II Notes to KFOC.
The Series I Notes are convertible into 2,873,563 Common Shares representing an effective price of US$12.18 per share (the “Conversion Price”). The Series II Notes are convertible, at the Conversion Price, into 1,108,374 Common Shares. The Conversion Price is equal to 113% of the Initial Market Price. For the purposes of the Series I and Series II Notes, the Initial Market Price is US$10.78, being the five day weighted average trading price of the Common Shares on the AMEX immediately preceding March 24, 2006. In addition, warrants exercisable to purchase 1,436,782 Common Shares (the “Series I Warrants”) were issued with the Series I Notes, and Series II Warrants exercisable to purchase 554,187 Common Shares were issued with the Series II Notes. Each Series I and Series II Warrant is exercisable to purchase one Common Share at an exercise price of US$13.48. The exercise price of the Series I and Series II Warrants is equal to 125% of the Initial Market Price.
The Series I Notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006. The Series II Notes bear interest at a rate of 6.5 per annum, payable bi-monthly commencing on August 1, 2006. Each Series I Note will be repaid in nine equal instalments commencing on April 1, 2007. The Series II Notes will be repaid in nine equal instalments commencing on August 1, 2007. The interest payments and/or principal repayment amounts may be paid to each Holder, at such Holder’s option, in any combination of cash and/or Common Shares. Common Shares issued for interest payments or in repayment of Series I or Series II Notes will be issued at a 10% discount from the weighted average trading price of the Common Shares on the AMEX for the five consecutive trading days immediately prior to the applicable payment date. A separate prospectus and registration statement will be filed in connection with the Common Shares issuable in satisfaction of any interest payments. This Prospectus covers the Common Shares which were issued to the Holders, at their option, in satisfaction of the US$351,845.88 aggregate amount of accrued and unpaid interest due on the Series I Notes as of August 1, 2006. The balance of the interest payable on the Series I Notes, US$39,093.98 will be remitted to the Canada Revenue Agency for income tax. This Prospectus also covers the Common Shares which were issued to KFOC, at its option, in satisfaction of the US$83,362.50 aggregate amount of accrued and unpaid interest due on the Series II Notes as of August 1, 2006. The balance of the interest payable on the Series II Notes, US$9,262.50 will be remitted to the Canada Revenue Agency for income tax.
Commencing June 29, 2007, in respect of the Series I Notes and September 23, 2007 in respect of the Series II Notes, if the weighted average trading price of the Common Shares on the AMEX for each of any 25 consecutive trading days is 150% of the Conversion Price, the Corporation will, subject to certain conditions, have the right to force the Holders to convert all or any of the outstanding principal amount of the Series I or Series II Notes at the then Conversion Price.
The Series I and Series II Notes contain customary covenants, including restrictions on the Corporation incurring debt or obligations for or involving the payment of money in excess of certain restricted amounts. The Series I and Series II Notes also contain customary anti-dilution protection (including full protection for dividends) as well as adjustments in the event that the Corporation issues Common Shares or securities convertible into Common Shares at a purchase price (the “Effective Price”) per Common Share less than the Conversion Price. In such event, the Conversion Price will be reduced to the Effective Price, provided that the adjusted Conversion Price cannot be less than US$9.12 (as adjusted as prescribed in the Series I and Series II Notes).

The Series I and Series II Warrants contain anti-dilution protection similar to that of the Series I and Series II Notes. In the event that the Corporation issues Common Shares or securities convertible into Common Shares at an Effective Price per Common Share less than the exercise price of the Series I and Series II Warrants, the exercise price of the Series I and Series II Warrants will be reduced to the Effective Price provided that the adjusted exercise price cannot be less than US$10.73 (as adjusted as prescribed in the Series I and Series II Warrants).
The Securities Purchase Agreement also provides that the Holders will have the option to acquire a third tranche of US$10 million principal amount of convertible notes (the “Series III Notes”) on or before December 31, 2006, with each Holder entitled to acquire one-half. If either Holder does not acquire its entire allotment of the Series III Notes, the other Holder may purchase the balance. Common share purchase warrants will be issued in connection with the Series III Notes.
The Series III Notes, if issued, will be convertible into Common Shares at the Conversion Price, provided that the Conversion Price for the Series III Notes cannot be less than the maximum applicable discount permitted by the TSX, from the weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately prior to the date of issuance of the Series III Notes (converted into US dollars). The exercise price of the common share purchase warrants issued in connection with the Series III Notes (the “Series III Warrants”) cannot be less than the weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately prior to the date of issuance of such Series III Warrants (converted into US dollars). A separate prospectus and registration statement will be filed in connection with the Common Shares issuable pursuant to the terms of the Series III Notes and Series III Warrants.
On June 21, 2006, the shareholders of the Corporation approved the issuance of all of the Common Shares issuable to the Holders in connection with the Offering.
If a Holder elects to receive interest payments or principal repayments on the Series I or Series II Notes or, if issued, Series III Notes in Common Shares and the Corporation is, for any reason, unable to issue such Common Shares, the interest payment or principal repayment will be made in cash. If a Holder is restricted in its ability to receive Common Shares upon conversion of the Series I or Series II Notes or if issued, Series III Notes, the Holder may require the Corporation to pay cash to such Holder in an amount equal to the number of Common Shares which such Holder was not permitted to receive (the “Excess Shares”) multiplied by the average of the weighted average trading price of the Common Shares on the AMEX for each of the five trading days immediately prior to the date of the payment, upon which the Corporation will have no further obligation to issue such Excess Shares. If a Holder is restricted in its ability to receive Common Shares upon exercise of a Series I or Series II Warrant or if issued, Series III Warrants, the Corporation will be required to pay cash to such Holder in an amount equal to the binomial option pricing model of the applicable warrant with respect to the portion of such warrant which is unexercisable.
REGISTRATION RIGHTS AGREEMENT
In connection with the Offering, the Corporation entered into a registration rights agreement dated as of March 24, 2006 (the “Registration Rights Agreement”) with the Holders. The following summary of selected provisions of the Registration Rights Agreement is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Registration Rights Agreement. Copies of the Registration Rights Agreement are available from the Corporation upon request.
The Holders are entitled to the benefits of the Registration Rights Agreement, pursuant to which the Corporation has filed this Prospectus with the OSC under National Instrument 44-102 and a registration statement, of which this Prospectus forms a part, with the SEC under the U.S. Securities Act. The Corporation is registering the number of Qualified Shares covered by this Prospectus pursuant to the terms of the Registration Rights Agreement and under the U.S. Securities Act to permit the Holders to resell the Qualified Shares from time to time after the effective date of the registration statement of which this Prospectus forms a part. Subject to the Corporation’s right to suspend use of the registration statement, as described below, the Corporation will use its reasonable best efforts to keep the registration statement effective at all times until the earlier of the (i) fourth anniversary of the date such registration statement became effective and (ii) the date on which the Holders have sold all the Qualified Shares covered by the registration statement provided that, for so long as any Holder is an “affiliate” of the Corporation as defined in Rule 144 under the U.S. Securities Act, the four year period shall be extended for such Holder until such time as such

Holder is no longer an affiliate under Rule 144 and provided further that, in the case of KFOC, such period shall be extended until the earlier of (A) March 24, 2016 or (B) one year after the death of George B. Kaiser. Notwithstanding the foregoing, the Corporation is not required to keep a registration statement effective for a particular Holder that is not an affiliate under Rule 144 if all the Qualified Shares held by or issuable to such Holder may immediately be sold under Rule 144 during a 90 day period.
When a Holder elects to sell the Qualified Shares pursuant to the registration statement, such Holder will be required to:
•	provide the Corporation with any additional information requested by the OSC and the SEC, if any;

•	deliver a copy of this Prospectus to purchasers; and

•	be subject to the provisions of the Registration Rights Agreement, including the indemnification provisions.
Under the Registration Rights Agreement, the Corporation will:
•	pay all expenses of the registration statement;

•	provide the Holders with copies of this Prospectus;

•	notify the Holders when the registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the Registration Rights Agreement.
Pursuant to the Registration Rights Agreement, the Corporation may suspend the use of the Prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed one 90 day period during any period of 365 consecutive days.
The Corporation will pay predetermined additional interest on the Series I and/or Series II Notes or, in certain instances, liquidated damages in the following circumstances, among others:
•	subject to an allowable suspension described above, if Holders are not permitted to sell Common Shares issued pursuant to the terms of the Series I or Series II Notes for any reason for three or more consecutive trading days, or five or more trading days in aggregate in any 12 month period;

•	if the Common Shares are not listed or quoted, or are suspended from trading on the AMEX for three or more consecutive trading days or five or more trading days in aggregate in any 12 month period;

•	if the Corporation fails to deliver a certificate representing the Common Shares issued pursuant to the terms of the Series I or Series II Notes within three trading days after delivery of such certificate is required under the Series I or Series II Notes;

•	subject to certain exceptions, if the conversion or exercise rights under either the Series I or Series II Notes or Series I or Series II Warrants are suspended for any reason;

•	if the Corporation fails to have available a sufficient number of Common Shares to issue to the Holders pursuant to the terms of the Series I or Series II Notes; and

•	subject to certain exceptions, if the Common Shares issued pursuant to the terms of the Series I or Series II Notes are not freely tradeable on the TSX after July 29, 2006.

RISK FACTORS
The acquisition of the Qualified Shares involves risk. Any prospective investor should carefully consider the following risk factors and all of the other information contained in this Prospectus (including the documents incorporated by reference) before purchasing any of the Qualified Shares. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of the Common Shares could decline and all or part of any investment may be lost. Additional risks and uncertainties not currently known to the Corporation, or that are currently deemed immaterial, may also materially and adversely affect the Corporation’s business operations.
Future sales or issuances of Common Shares could lower the Corporation’s share price, dilute investors’ voting power and may reduce the Corporation’s earnings per share.
The Corporation may sell additional Common Shares in subsequent offerings. It may also issue additional Common Shares to finance future acquisitions. The Corporation cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances and sales of Common Shares will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.
The Common Shares are publicly traded and are subject to various factors that have historically made the Corporation’s share price volatile.
The market price of the Common Shares could fluctuate significantly based on a number of factors in addition to those listed in this Prospectus, including:
•	the Corporation’s operating performance and the performance of competitors and other similar companies;

•	volatility in metal prices;

•	the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector;

•	changes in general economic and/or political economic conditions;

•	the number of the Common Shares to be publicly traded after this offering;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors; and

•	the factors listed under the heading “Special Note Regarding Forward-Looking Statements”.
In addition, the market price of the Common Shares are affected by many variables not directly related to the Corporation’s success and are, therefore, not within the Corporation’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of Common Shares on the exchanges on which the Corporation trades has historically made the Corporation’s share price volatile and suggests that the Corporation’s share price will continue to be volatile in the future.
Because the Corporation is a Canadian corporation and the majority of its directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against the Corporation based solely upon the federal securities laws of the United States.

The Corporation is a Canadian corporation, with its principal place of business in Canada. A majority of the Corporation’s directors and officers and the experts named in this Prospectus are residents of Canada and a significant portion of the Corporation’s assets and the assets of a majority of the Corporation’s directors and officers and the experts named in this Prospectus are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Corporation or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Corporation or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws.
The Corporation is currently restricted from paying dividends on the Common Shares and the Corporation does not plan to pay dividends on the Common Shares in the near future.
The Corporation has never declared or paid any dividends on the Common Shares and does not anticipate paying dividends in the near future. Moreover, the Corporation’s ability to pay dividends on the Common Shares is restricted by the terms of its credit facilities and the Securities Purchase Agreement and may in the future be restricted by the terms of special shares that the Corporation has the ability to issue under its articles of incorporation. The actual timing, payment and amount of any dividends will be determined by the board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant.
The board of directors may issue, without shareholders’ approval, an unlimited number of special shares that have rights and preferences superior to those of the Common Shares. Such an issuance may delay or prevent a change of control.
While there are no special shares currently outstanding, the Corporation’s articles of incorporation allow the issuance of an unlimited number of special shares in one or more series. The board of directors may set the rights and preferences of any series of special shares in its sole discretion without shareholders’ approval. The rights and preferences of those special shares may be superior to those of the Common Shares. Accordingly, the issuance of special shares may adversely affect the rights of holders of Common Shares and could have the effect of delaying or preventing a change of control, which may deprive the Corporation’s shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Corporation.
The Corporation cannot assure that it will meet its goals for production and operating costs and if it does not, its operating results will be adversely affected.
Planned production levels and operating costs are estimated based on the Corporation’s experience in operating its mine. These estimates are subject to numerous uncertainties, many of which are beyond the Corporation’s control. The Corporation cannot make assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated.
If reserve estimates are not accurate, production may be less than estimated which would adversely affect the Corporation’s financial condition and results of operations.
Reserve estimates are imprecise and depend on geological analysis based partly on statistical inferences drawn from drilling, which may prove unreliable, and assumptions about operating costs and metal prices. The Corporation cannot be certain that the reserve estimates are accurate and cannot guarantee that it will recover the indicated quantities of metals. Future production could differ dramatically from such estimates for the following reasons:
•	mineralization or formations at the mine could be different from those predicted by drilling, sampling and similar examinations;

•	declines in the market price of palladium may render the mining of some or all of the reserves uneconomic;

•	changes in the life-of-mine plan and/or ultimate pit design; and

•	the grade of ore may vary significantly from time to time and the Corporation cannot give any assurances that any particular quantity of metal will be recovered from the reserves.
The occurrence of any of these events may cause the Corporation to adjust the reserve estimates or change its mining plans, which could negatively affect the Corporation’s financial condition and results of operation. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may impair its profitability in any particular accounting period.
The risks and hazards associated with mining and processing may increase costs and reduce profitability in the future.
Mining and processing operations involve many risks and hazards, including among others:
•	environmental hazards;

•	mining and industrial accidents;

•	metallurgical and other processing problems;

•	unusual and unexpected rock formations;

•	pit slope failures;

•	flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;

•	mechanical equipment and facility performance problems; and

•	unavailability of materials, equipment and personnel.
These risks could result in, among other things:
•	damage to, or destruction of, the Corporation’s properties or production facilities;

•	personal injury or death;

•	environmental damage;

•	delays in mining;

•	increased product costs;

•	asset write downs;

•	monetary losses; and

•	possible legal liability.
The Corporation cannot be certain that its insurance will cover the risks associated with mining or that it will be able to maintain insurance to cover these risks at affordable premiums. The Corporation might also become subject to liability for pollution or other hazards against which it cannot insure or against which the Corporation may elect not to insure because of premium costs or other reasons. Losses from such events may increase costs and decrease profitability.
If the Corporation fails to maintain projected production levels for its underground mining operations, its ability to generate revenue and profits will be adversely affected.
The Corporation’s future prospects will be negatively affected if the underground mine fails to maintain projected production levels. Unforeseen conditions or developments could arise during the operation of the underground mine which would increase operating costs and adversely affect the Corporation’s ability to generate revenue and profits. These events may include, among others:
•	shortages of equipment, materials or labour;

•	delays in delivery of equipment or materials;

•	labour disruptions;

•	adverse weather conditions or natural disasters;

•	unanticipated increases in costs of labour, supplies and equipment;

•	accidents; and

•	unforeseen engineering, design, environmental or geological problems.
Future exploration at Lac des Iles mine or elsewhere may not result in increased reserves, which would prevent the Corporation from sustaining its targeted production levels.
The Corporation conducts exploration programs at and surrounding the Lac des Iles mine with the objective of increasing reserves. Mineral exploration involves significant risks over a substantial period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Even if the Corporation discovers a valuable deposit of minerals, it may be several years before production is possible and during that time it may become economically unfeasible to produce those minerals. There is no assurance that current or future exploration programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves at the Lac des Iles mine. In the event that new reserves are not discovered, the Corporation may not be able to sustain production beyond 2010 or earlier.
The Corporation faces strong competition from other mining companies for the acquisition of new properties.
Mines have limited lives and, as a result, the Corporation continually seeks to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Corporation would consider conducting exploration and/or production activities. Because the Corporation faces strong competition for new properties from other mining companies, many of which have greater financial resources than it, the Corporation may be unable to acquire attractive new mining properties on terms acceptable to it.
The Corporation depends on a single mine to generate revenues and, if mining operations are interrupted, the Corporation’s business will suffer.
All of the Corporation’s revenues are derived from its mining operations at the Lac des Iles mine, which is the Corporation’s only mine and the only place it has reserves. If there is an interruption in operations at the Lac des Iles mine, or if the Corporation can no longer extract ore from this mine for any reason, the Corporation’s business will suffer significantly. In addition, any adverse condition affecting mining conditions at the Lac des Iles mine could have a material adverse effect on the Corporation’s financial performance and results of operations until such time as the condition is remedied.
The Corporation is dependent on a third party for smelting and refining its palladium and if the third party is unable to accommodate the Corporation’s smelting and refining requirements or the existing contract is terminated or not renewed the Corporation’s ability to generate revenues could be harmed.
The Corporation has a smelter agreement with Falconbridge which provides for the smelting and refining of the principal metals contained in the concentrates produced at Lac des Iles mine. The existing agreement with Falconbridge expires on December 31, 2006. The agreement with Falconbridge can be terminated in certain circumstances, such as default of performance. The inability to renew this agreement under similar terms or the termination of the agreement could have a material adverse affect on the Corporation’s financial performance and results of operations until such time as alternative smelting and refining arrangements can be made or alternative purchasers of the Corporation’s concentrates can be found.
The Corporation’s vulnerability to changes in metal prices may cause the Common Share price to be volatile and may affect the Corporation’s operations and financial results.
The Corporation’s primary source of revenue is the sale of palladium. In fiscal 2005, sales of palladium accounted for approximately 47% of the Corporation’s revenues. Historically, changes in the market price of palladium have significantly impacted the Corporation’s profitability and Common Share price. The Corporation’s financial results are very sensitive to external economic criteria related to the palladium price. A major risk will arise if there is a significant weakening of the U.S. dollar combined with a prolonged period of lower palladium prices. Many factors beyond the Corporation’s control influence the market price of palladium. These factors include:
•	global supply and demand;

•	availability and costs of metal substitutes;

•	speculative activities;

•	international political and economic conditions; and

•	production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa.
Economic and political events in Russia could result in declining market prices. If Russia disposes of substantial amounts of palladium, platinum, rhodium, ruthenium, osmium and iridium, which are referred to as platinum group metals, from stockpiles or otherwise, the increased supply could reduce the market prices of palladium and platinum and adversely affect the Corporation’s profitability and Common Share price. Russia’s economic problems make Russian stockpiles difficult to predict and the risk of sales from stockpiles more significant.
Since the Corporation’s revenues are in United States dollars and expenditures are in Canadian dollars, the Corporation is subject to fluctuations in exchange rates between the United States and Canadian dollars.
Currency fluctuations may affect cash flow since the Corporation’s production currently is sold in United States dollars, whereas the Corporation’s administration, operating and exploration costs are incurred in Canadian dollars. Exploration costs and other property costs will also be incurred in Euros. Significant long term fluctuations in relative currency values could adversely affect the Corporation’s results of operations. In particular, the Corporation may be adversely affected by a significant strengthening of the Canadian dollar against the United States dollar. In addition, the Corporation’s financial results are sensitive to fluctuations in the exchange rate. A major risk will arise if there is a significant weakening of the U.S. dollar combined with a prolonged period of lower palladium spot prices.
The Corporation entered into a memorandum of agreement with the United Steel Workers of America, which was ratified by employees on April 13, 2006, providing for a new collective agreement with a three year term. The inability to renew the collective agreement on similar terms on its expiry in February 2009 could have a material adverse affect on the Corporation.
The Corporation’s collective agreement with the United Steel Workers of America, the union representing the employees at the Lac des Iles mine (other than employees at or above the rank of foreman, safety coordinator, surveyors, dispatchers, technical staff and office, clerical and security personnel), will expire in February 2009. The inability to renew the agreement on similar terms could have a material adverse affect on the Corporation, including the affect of work stoppages or strikes on the results of operations and financial performance of the Corporation.
The Corporation is subject to extensive environmental legislation and the costs of complying with these regulations may be significant.
Environmental legislation relating to land, air and water affects nearly all aspects of the Corporation’s operations. This legislation requires the Corporation to obtain various operating licenses and also imposes standards and controls on activities relating to the exploration, development and production of palladium and associated metals. The cost of obtaining operating licenses and abiding by standards and controls on its activities may be significant. Further, if the Corporation fails to obtain or maintain such operating licenses or breaches such standards or controls imposed on its activities, it may not be able to continue its operations in its usual manner, or at all, or the Corporation may be subject to fines or other claims for remediation which may have a material adverse impact on its operations or financial results.
The Corporation will be responsible for all costs of closure and reclamation at the Lac des Iles mine. Under applicable environmental legislation, the Corporation had to establish a trust fund to prepare for closure and reclamation. The current amended mine closure plan requires $7.8 million for clean-up and restoration of the mine site. The trust fund, maintained by the Ontario Ministry of Northern Development and Mines, is designed to collect $7.8 million through instalments of $100,000 per month. The money in the trust fund will become available to the Corporation as the mine closure is completed. At July 31, 2006, approximately $7.9 million including accrued interest was on deposit in the trust fund. Development of the underground mine as planned required an amendment to the existing closure plan and may result in an increase in the amount of financial assurance required by the Ontario Ministry of Northern Development and Mines. The actual amount needed for the closure of the Lac des Iles mine may be materially more than the original estimate. Changes in the Province of Ontario mining regulations may require the Corporation to provide a letter of credit or other financial instrument as security for the closure of the Lac des Iles mine.
Changes in environmental legislation could increase the costs of complying with applicable regulations and reduce levels of production.
Changes in environmental laws, new information on existing environmental conditions or other events may increase future compliance expenditures or otherwise have a negative effect on the Corporation’s financial condition and results of operation. In addition to existing requirements, it is expected that other environmental regulations will likely be implemented in the future with the objective of further protecting human health and the environment. Some of the issues currently under review by environmental agencies include reducing or stabilizing air emissions, mine reclamation and restoration, and water quality. Other changes in environmental legislation could have a negative effect on production levels, product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Corporation to predict their impact. The Corporation anticipates capital expenditures and operating expenses will increase as a result of compliance with the introduction of new and more stringent environmental regulations. Failure to comply with environmental legislation may result in the issuance of clean up orders, imposition of penalties, liability for related damages and the loss of operating permits. The Corporation cannot give assurances that it will at all future times be in compliance with all federal and provincial environmental regulations or that steps to bring the Corporation into compliance would not have a negative effect on its financial condition and results of operation.
Compliance with current and future government regulations may cause the Corporation to incur significant costs and slow its growth.
The Corporation’s activities are subject to extensive Canadian federal and provincial laws and regulations governing matters relating to mine safety, occupational health, labour standards, prospecting, exploration, production, exports and taxes. Compliance with these and other laws and regulations could require the Corporation to make significant capital outlays which may slow its growth by diverting its financial resources. The enactment of new adverse regulations or regulatory requirements or more stringent enforcement of current regulations or regulatory requirements may increase costs, which could have a harmful effect on the Corporation. The Corporation cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these regulations and regulatory requirements could lead to substantial fines, penalties or other sanctions.
The Corporation is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process.
In the ordinary course of business, the Corporation is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Corporation’s efforts to obtain and renew permits are contingent upon many variables not within the Corporation’s control including the interpretation of applicable requirements implemented by the permitting authority. The Corporation may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Corporation expects. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely affect the Corporation’s revenues and future growth.

The Corporation faces competition with other larger suppliers of platinum group metals and from potential new sources of platinum group metals.
The Corporation competes with other suppliers of platinum group metals, many of which are significantly larger than it is and have access to greater mineral reserves and financial resources than it does. In addition, new mines may open which would increase supply of palladium and platinum. Furthermore, in certain industrialized countries an industry has developed for the recovery of platinum group metals from scrap sources, mostly from spent automobile and industrial catalysts. The Corporation may not be successful in competing with these existing and emerging platinum group metal producers.
The development of new technology or new alloys could reduce the demand for palladium and platinum.
The development of a substitute alloy or synthetic material which has catalytic characteristics similar to platinum group metals would result in a decrease in demand for palladium and platinum. Furthermore, the development by the automobile industry of automobiles that do not use catalytic converters could reduce the demand for palladium and platinum. Demand might also be reduced by manufacturers in such industries as automobiles, electronics and dentistry finding substitutes for palladium. The dentistry and electronics industries have already experienced advances in new technology which use base metals as a substitute for palladium in certain component parts. High prices for palladium would create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the Corporation’s financial condition and results of operations.
If the Corporation loses key personnel or is unable to attract and retain additional personnel, the Corporation’s mining operations and prospects could be harmed.
The Corporation is dependent upon the services of a small number of members of senior management including James D. Excell, the President and Chief Executive Officer, and Ian M. MacNeily, the Chief Financial Officer. The Corporation’s current mining operations and its future prospects depends on the experience and knowledge of these individuals. The Corporation does not maintain any “key man” insurance. The loss of one or more of these individuals could have a material adverse affect on the Corporation’s mining operations.
The Corporation’s credit facilities have events of default, some of which are beyond the Corporation’s control.
The Corporation has borrowed funds under its credit facilities to finance its operations. The credit facilities and the Series I and Series II Notes contain certain events of default, some of which are beyond the Corporation’s control, the occurrence of which could require the Corporation to pay back immediately all amounts borrowed under the credit facilities.
The Corporation’s principal shareholder has the ability to direct the Corporation’s affairs and business and, because it owns approximately 50% of the Common Shares, third parties may be deterred from acquiring the Corporation.
To the best of the Corporation’s knowledge, KFOC, a privately-held oil and gas company based in Tulsa, Oklahoma, owns Common Shares, representing approximately 50% of the total number of Common Shares outstanding as of August 22, 2006. KFOC, therefore, has the ability to direct the affairs and business of the Corporation. This concentration of ownership may have the effect of delaying or preventing a change in control of the Corporation, which may deprive the Corporation’s shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Corporation.

The Corporation’s hedging activities or its decision not to hedge could expose it to losses.
From time to time, the Corporation engages in hedging activities in connection with the metals it produces, such as forward sales contracts and commodity put and call option contracts, to partially offset the risk of declines in metal prices on its operating results. While these hedging activities may protect the Corporation against low metal prices, they may also limit the price it can receive on hedged products. As a result, the Corporation may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, the Corporation may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.
EXCHANGE RATE INFORMATION
The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period. These rates are based on the inverse noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	Fiscal Year Ended December 31,
	2002	2003	2004	2005
		(US dollars)
Highest rate during period	0.6619	0.7738	0.8493	0.8690
Lowest rate during period	0.6200	0.6349	0.7158	0.7872
Average rate during period	0.6368	0.7186	0.7702	0.8276
Rate at the end of period	0.6329	0.7708	0.8402	0.8569
On August 22, 2006, the inverse of the noon buying rate was $1.00 per US$0.8966.
SUMMARY CONSOLIDATED FINANCIAL DATA
The Corporation’s summary historical consolidated financial data in the table below is derived from and qualified by reference to the audited consolidated financial statements for each of the two fiscal years in the period ended December 31, 2005, which have been audited by KPMG LLP and the unaudited interim consolidated financial statements for the three months ended June 30, 2006
Prospective investors should read the following information in conjunction with management’s discussion and analysis of financial results, the Corporation’s audited consolidated financial statements and the related notes, all of which are incorporated by reference herein and the “Risk Factors” sections in this Prospectus. The Corporation’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 19 to the Corporation’s audited consolidated financial statements incorporated by reference herein.
Selected Financial Information

	As at or for the
	three months	As at or for the year
	ended June 30	year ended December 31,
	2006	2005	2004
	(Cdn$000s except per share amounts)
Statement of Earnings Data
Revenue from metal sales	35,5	92,606	185,204
Net income (loss)	(11,3)	(53,611)	(92,110)
Net income (loss) per Common Share
— basic	(0.22)	(1.03)	(1.79)

	As at or for the
	three months	As at or for the year
	ended June 30	year ended December 31,
	2006	2005	2004
	(Cdn$000s except per share amounts)
— fully diluted	(0.22)	(1.03)	(1.79)
Balance Sheet Data
Total assets	262,702	238,357	297,897
Total long-term debt (including current portion)	63,501	46,272	50,171
Shareholders’ equity	176,242	167,211	217,833
Production and Operating Data
The following tables provide historical production and operating data for the Lac des Iles mine for the periods indicated below:

	For the three
	months ended	For the year ended
	June 30,	December 31,
	2006	2005	2004
Production Data
Ore milled (tonnes)	1,101,543	4,780,599	5,298,544
Palladium (ounces)	57,326	177,167	308,931
Platinum (ounces)	5,487	18,833	25,128
Gold (ounces)	4,200	14,308	25,679
Nickel (lbs)	619,276	2,353,227	4,320,970
Copper (lbs)	1,258,978	5,514,670	7,836,183
Operating Data
Ore milled (tonnes)	1,101,543	4,780,599	5,298,544
Mill throughput (tpd)	12,105	13,098	14,477
Grade (g/t)	2.22	1.66	2.41
Palladium recovery (%)	73.1%	69.6%	75.2%
Palladium production (ounces)	57,326	177,167	308,931
Total cash costs (US$/ounce) (1)	$219	$359	$159

(1)	Total cash costs including overhead and smelter treatment, refining and freight costs net of by-product credits and net smelter return royalty.

USE OF PROCEEDS
The selling securityholders will receive the net proceeds from the sale of the Qualified Shares sold under this Prospectus. The sale of Qualified Shares will not result in any proceeds to the Corporation.
The Corporation realized proceeds of approximately US$13.5 million from the sale of the Series II Notes and no proceeds from the sale of the Series II Warrants. The Corporation has used the proceeds realized from the sale of the Series II Notes to repay the loan under the Corporation’s standby loan facility with KFOC.
The Corporation intends to use any proceeds received upon exercise of the Series I or Series II Warrants in connection with the Corporation’s exploration programs and for general corporate purposes.
CONSOLIDATED CAPITALIZATION
Other than the issuance of 79,131 Common Shares to the employee registered retirement savings plan, the issuance of 130,088 Common Shares upon the exercise of options, the issuance of 110,483 Common Shares in satisfaction of interest owing under the Series I and Series II Notes, the issuance of US$35,000,000 principal amount of Series I Notes and the issuance of US$13,500,000 principal amount of Series II Notes, there have been no material changes in the share and loan capitalization of the Corporation which have occurred subsequent to the fiscal year ended December 31, 2005.

PRICE RANGE AND TRADING VOLUME
The Common Shares are listed for trading on the AMEX and TSX under the trading symbols “PAL” and “PDL”, respectively. The following table sets out the reported high and low closing prices and trading volume of the Common Shares on the AMEX and TSX for the periods indicated:

	AMEX			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn$)	(Cdn$)
2006
August (through August 21)	7.84	6.52	2,311,400	8.78	7.37	447,789
July	9.08	6.90	3,257,600	9.99	7.95	645,969
June	9.21	7.40	5,473,100	10.12	8.28	828,066
May	11.29	8.48	10,404,600	12.50	9.70	1,847,910
April	12.29	10.80	7,925,200	14.20	12.31	1,172,472
First Quarter	12.39	8.50	32,778,700	14.27	9.79	5,625,765

2005
Fourth Quarter	9.50	4.54	28,331,700	10.92	5.28	5,219,158
Third Quarter	5.51	4.22	11,154,300	6.78	5.12	2,122,365
Second Quarter	7.36	3.90	12,433,200	9.04	5.02	2,596,195
First Quarter	8.65	7.23	12,971,700	10.56	8.81	2,762,370

2004
Fourth Quarter	9.67	7.53	18,646,800	11.60	9.14	3,414,946
Third Quarter	9.55	6.32	12,484,000	12.49	8.34	2,267,677
Second Quarter	13.67	8.30	27,533,700	17.85	11.39	6,421,183
First Quarter	11.78	7.75	21,129,100	15.58	9.93	4,353,560
The last reported sale price of the Common Shares on August 21, 2006 was US$7.37 and Cdn$8.15 on the AMEX and TSX, respectively.
DIVIDEND POLICY
The Corporation has not paid any dividends to date on the Common Shares. In addition, the payment of dividends on the Common Shares is restricted under the Corporation’s credit facilities with a Canadian chartered bank and KFOC and under the terms of the Securities Purchase Agreement. Accordingly, it is not anticipated that the Corporation will pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant.
DESCRIPTION OF COMMON SHARES
The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of special shares (none of which are currently issued and outstanding), to receive any dividends declared by the board of directors and the remaining property of the Corporation upon dissolution. As of August 22, 2006, there were 52,786,919 Common Shares issued and outstanding (including the Common Shares issued in satisfaction of accrued and unpaid interest due on the Series I and Series II Notes as of August 1, 2006 (the “Interest Shares”)).
There are no pre-emptive or conversion rights that attach to the Common Shares. All Common Shares now outstanding and to be outstanding upon issuance of the Interest Shares are, or will be, fully paid and non-assessable, which means that the holders of such Common Shares will have paid the purchase price in full and the Corporation cannot ask them to pay additional funds.

The Corporation’s by-laws provide for certain rights of its shareholders in accordance with the provisions of the Canada Business Corporations Act. Such by-laws may be amended either by a majority vote of the shareholders or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of the shareholders whereupon the by-law amendment must be confirmed as amended or repealed by a majority vote of the shareholders voting on such matter.
Shareholders do not have cumulative rights for the election of directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any directors.
The rights of holders of Common Shares may be adversely affected by the rights of holders of any special shares that may be issued in the future.
SELLING SECURITYHOLDERS
The table below sets forth the name of each selling securityholder, the number of Common Shares held by such selling securityholder as of August 16, 2006, the percentage of the outstanding Common Shares that the Common Shares held by the selling securityholder represents, the Interest Shares covered by this Prospectus that are held by each of the selling securityholders, the principal amount of the Series II Notes held by the selling securityholder, the number of Common Shares into which the Series II Notes may be converted, the number of Common Shares issuable if, instead of being converted into Common Shares, the principal amount of the Series II Notes was repaid in Common Shares immediately upon issuance, and the number of Common Shares for which the Series II Warrants are exercisable.

Common
Shares
Issuable
						Common	Upon
	Common	% of				Shares	Immediate	Common
	Shares Owned	Outstanding				Issuable	Repayment	Shares
	as of August 16,	Common	Interest			Upon	of Principal	Issuable Upon
	2006	Shares	Shares			Conversion	Amount of	Exercise of
	(including	(including	covered by	Principal		of Series II	Series II	Series II
Selling	Interest	Interest	this	Amount of		Notes	Notes	Warrants
Securityholder	Shares)	Shares)	Prospectus	Series II Notes		(1)	(1) (2)	(1)
Kaiser-Francis Oil Company	26,141,950	50%	39,745	US$	13.5 million	1,108,374	1,931,330	544,187

IP Synergy Finance Inc.	40,186	Less than 1%	26,966		—	—	—	—

(1)	Subject to certain adjustments.

(2)	Assumes that the principal amount of the Series II Notes was repaid in Common Shares on June 23, 2006.
Because the selling securityholders may offer all or some of the Qualified Shares from time to time and may acquire additional Common Shares upon conversion or repayment of the principal amount of the Series I Notes or in satisfaction of additional interest payments due under the Series I or Series II Notes, the Corporation cannot estimate the number of Common Shares that will be held by the selling securityholders upon the termination of any particular offering.
Only selling securityholders identified above who beneficially own the Qualified Shares set forth opposite each such selling securityholder’s name in the foregoing table on the effective date of the registration statement, of which this Prospectus forms a part, may sell Qualified Shares pursuant to the registration statement. Prior to any use of this Prospectus in connection with an offering of the Qualified Shares by any holder not identified above, the registration statement of which this Prospectus forms a part will be amended by a post-effective amendment, or a supplement to this Prospectus will be filed, if applicable, to set forth the name and number of Common Shares beneficially owned by the selling securityholder intending to sell Qualified Shares and the number of Qualified Shares to be offered.
The selling securityholders are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or reside outside of Canada. Although IPSF and KFOC have appointed Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, Attention: Simon A. Romano, and McMillan Binch Mendelsohn, BCE Place, Suite 4400, Bay Wellington Tower, 181 Bay Street, Toronto, Ontario M5J 2T3, Attention: H. Stewart Ash, respectively, as their agent for service of process in the Province of Ontario, it may not be possible for investors to collect from such selling securityholders judgment obtained in Canadian courts predicated on the civil liability provisions of Canadian securities legislation.
PLAN OF DISTRIBUTION
The Corporation has been advised by the selling securityholders that the selling securityholders may sell all or a portion of the Qualified Shares beneficially owned by them and offered hereby from time to time on any United States stock exchange, market or trading facility on which the Common Shares are traded or in private transactions in the United States. These sales may be at fixed or negotiated prices. The selling securityholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Qualified Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling securityholders to sell a specified number of Qualified Shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling securityholders may also sell shares under Rule 144 or Regulation S under the U.S. Securities Act, if available, rather than under this Prospectus.
The selling securityholders may also engage in short sales against the box, puts and calls and other transactions in the Corporation’s securities or derivatives of the Corporation’s securities and may sell or deliver Qualified Shares in connection with these trades.
Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of Qualified Shares, from the purchaser) in amounts to be negotiated. The selling securityholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of Qualified Shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the U.S. Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of Qualified Shares will be borne by a selling securityholder. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Qualified Shares if liabilities are imposed on that person under the U.S. Securities Act.
The selling securityholders may from time to time pledge or grant a security interest in some or all of the Qualified Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Qualified Shares from time to time under this Prospectus after the Corporation has filed an amendment to this Prospectus under the applicable provisions of the U.S. Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus.
The selling securityholders also may transfer the Qualified Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus and may sell the Qualified Shares from time to time under this Prospectus after the Corporation has filed an amendment to this Prospectus under the applicable provisions of the U.S. Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus.
The selling securityholders and any broker-dealers or agents that are involved in selling the Qualified Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Qualified Shares purchased by them may be deemed to be underwriting commissions or discounts under the U.S. Securities Act.
The Corporation has agreed to pay all fees and expenses incident to the registration of the Qualified Shares, other than fees and disbursements of counsel to the selling securityholders. The Corporation has agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the U.S. Securities Act.
The selling securityholders have advised the Corporation that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Qualified Shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of Qualified Shares by any selling securityholder. If the Corporation is notified by any selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of Qualified Shares, if required, the Corporation will file a supplement to this Prospectus. If the selling securityholders use this Prospectus for any sale of the Qualified Shares, they will be subject to the Prospectus delivery requirements of the U.S. Securities Act.
The anti-manipulation rules of Regulation M under the U.S. Exchange Act may apply to sales of the Qualified Shares and activities of the selling securityholders.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
Non-Resident Holders
The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person (a “Non-Resident Holder”): (1) who acquires Common Shares from a selling securityholder under this Prospectus, (2) who at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”), holds such Common Shares as capital property, and deals at arm’s length and is not affiliated with the Corporation or the selling securityholder, (3) who, at all relevant times, for purposes of the Tax Act and any applicable tax convention (i) is not, and is not deemed to be, a resident of Canada, (ii) does not use or hold and is not deemed to use or hold the Common Shares in, or in the course of, carrying on a business in Canada and (iii) does not carry on an insurance business in Canada and elsewhere, and (4) whose Common Shares do not constitute “taxable Canadian property” of the person for purposes of the Tax Act. Provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX and AMEX) at a particular time, the Common Shares will generally not constitute “taxable Canadian property” to a Non-Resident Holder at that time unless, at any time during the five-year period immediately preceding that time, 25% or more of the issued shares of any class or series of a class of the Corporation’s capital stock was owned by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length or any combination thereof. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

Dividends on Common Shares
Dividends on Common Shares paid or credited or deemed under the Tax Act to be paid or credited to a Non-Resident Holder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of withholding in an applicable tax treaty where the Non-Resident Holder is a resident of a country with which Canada has an income tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, dividends on Common Shares generally will be subject to Canadian withholding tax at the rate of 15%. If the Non-Resident Holder is a U.S. resident company that owns at least 10% of the voting stock of the Corporation and is the beneficial owner of the dividends, the Canadian withholding tax on such dividends will be at the rate of 5%.
Disposition of Common Shares
Provided that the Common Shares acquired by a Non-Resident Holder under this Prospectus do not constitute “taxable Canadian property” of the Non-Resident Holder at the time of disposition, the Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of Common Shares as of the date of this Prospectus Supplement. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, Internal Revenue Service (IRS) rulings and judicial decisions as in effect as of the date hereof, all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below.
The summary is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for the purposes of the current Canada-United States Income Tax Convention (the “Convention”), (ii) whose Common Shares would not, for purposes of the Convention, be effectively connected with a permanent establishment in Canada and (iii) who otherwise would qualify for the full benefits of the Convention. Except where noted, it deals only with Common Shares held as capital assets and does not deal with special situations, such as those of brokers, dealers in securities or currencies, financial institutions, tax-exempt entities or qualified retirement plans, insurance companies, persons holding Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, partnerships and other pass-through entities, persons owning (or who are deemed to own for United States federal income tax purposes) 10% or more of the Corporation’s stock (by vote or value), traders who elect to mark-to-market their securities, persons whose “functional currency” is not the United States dollar, or persons owning (either alone or with others that they do not deal with at arm’s length) 25% or more of the issued shares of any class of the Corporation’s capital stock within 5 years of the disposition of Common Shares. This discussion also does not address any United States federal income tax consequences to any person who owns an interest in any entity that holds Common Shares. Furthermore, this summary does not address alternative minimum taxes, or any aspect of foreign, state, local, estate or gift taxation.
PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY TAXING JURISDICTION.
As used herein, the term “U.S. Holder” means a beneficial holder of Common Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or any entity that is treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is a beneficial holder of Common Shares that is not a U.S. Holder.
The following discussion assumes that the Corporation is not a passive foreign investment company. See “Passive Foreign Investment Company Rules” below for the rules that would apply if the Corporation were a passive foreign investment company.
Distributions
The gross amount of any distribution received by a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of such U.S. Holders, as a dividend, to the extent attributable to current or accumulated earnings and profits, as determined under United States federal income tax principles. The Corporation has not paid any dividends to date on its Common Shares and has not calculated its earnings and profits under United States federal income tax rules. Provided that the Corporation is not treated as a passive foreign investment company, described below, the Corporation believes that it is considered to be a “qualified foreign corporation,” and therefore distribution to non-corporate U.S. Holders that are treated as dividends should qualify for a reduced rate of tax for dividends received in taxable years beginning on or before December 31, 2008. Dividends on Common Shares generally will not be eligible for the dividends received deduction allowed to corporations under the Code.
The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the Unites States dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received as a dividend are converted into United States dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gains or losses in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into United States dollars on the date of receipt, a U.S. Holder will have a tax basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars by a U.S. Holder will be treated as United States source ordinary income or loss.
The maximum rate of Canadian withholding tax on dividends paid to a U.S. Holder pursuant to the Convention is 15 percent. A U.S. Holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code. For purposes of calculating the foreign tax credit, dividends paid on the Common Shares will be treated as income from foreign sources and will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income”. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, a U.S. Holder that (i) has held Common Shares for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Common Shares. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
To the extent that the amount of any distribution exceeds the Corporation’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the Common Shares with regard to which the distribution was made, and to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Shares.
Subject to the discussion below under “Information Reporting and Backup Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on dividends received, unless the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

Sale, Exchange or Other Disposition
For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized for the Common Shares and the U.S. Holder’s adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss for United States foreign tax credit purposes.
Subject to the discussion below under “Information Reporting and Backup Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale or exchange of Common Shares unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, the holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.
Passive Foreign Investment Company Rules
Special rules are applicable to U.S. Holders owning shares in a “passive foreign investment company” (a “PFIC”). A foreign corporation will generally be classified as a PFIC for United States federal income tax purposes if at least 75% of its gross income for the taxable year is passive income, or if at least 50% of the average value of its assets during the taxable year consists of assets that produce, or are held for the production of, passive income, determined on the basis of a quarterly average. In determining whether a foreign corporation is a PFIC, if the foreign corporation owns directly or indirectly 25% or more (by value) of the stock of another corporation, the foreign corporation is treated as if it (i) held its proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation. In general, “passive income” includes dividends, interest, certain rents and royalties and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. However, gains and losses from commodities transactions generally are excluded from the definition of passive income if (i) such gains or losses are derived by a foreign corporation in the active conduct of a commodity business, and (ii) “substantially all” of such corporation’s business is as an active producer, processor, merchant, or handler of commodities of like kind (the “active commodities business exclusion”).
Based on the nature of the Corporation’s income, assets and activities, the Corporation believes that it presently qualifies, and expects to continue to qualify in the future, for the active commodities business exclusion and that the Corporation will not be classified as a PFIC for the current and subsequent taxable years. However, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond the Corporation’s control and because the principles and methodology for applying the PFIC tests are not entirely clear, including the active commodities business exclusion, there can be no assurance that the Corporation will not be a PFIC in the current or subsequent taxable years.
If the Corporation were a PFIC in any taxable year and a U.S. Holder held Common Shares, such shareholder generally would be subject to special rules with respect to “excess distributions” made by the Corporation on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any taxable year over 125% of the average annual distributions such U.S. Holder has received from the Corporation during the shorter of the three preceding years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares rateably over its holding period for the Common Shares. Such amounts would be taxed as ordinary income and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.
If the Corporation were a PFIC in any taxable year, then a qualified U.S. Holder may be able to make a mark-to-market election that may alleviate certain of the tax consequences referred to above. U.S. Holders are urged to consult their tax advisors regarding the tax consequences which would arise if the Corporation were treated as a PFIC for any year.

Controlled Foreign Corporation Status
Because the Corporation is classified as a controlled foreign corporation for U.S. federal income tax purposes, special rules apply to U.S. persons who own, actually or constructively, 10% or more of the voting power of the Corporation’s capital stock. U.S. Holders who own 10% or more of the voting power of the Corporation’s capital stock should consult their own tax advisors to determine the application of the controlled foreign corporation rules to them, and the interaction of the passive foreign investment company rules, described above, and the controlled foreign corporation rules.
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to the payment of dividends of the Common Shares or the proceeds received on the sale, exchange, or redemption of Common Shares paid within the United States (and in certain cases, outside the United States) to holders other than certain exempt recipients (such as corporations, Non-U.S. Holders that provide appropriate certification, and certain other persons). In addition, a backup withholding tax (currently imposed at a rate of 28% for years through 2010) may apply to such amounts if the holder fails to provide an accurate taxpayer identification number, or is notified by the IRS that it has failed to report dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s United States federal income tax liability, and may entitle such holder to a refund, provided that the required information is provided to the IRS in a timely manner.
Non-U.S. Holders generally are not subject to backup withholding with regard to dividends paid on, or the proceeds of, the Common Shares, provided that the Non-U.S. Holder provides a taxpayer identification number, certifies its foreign status or otherwise establishes an exemption from such requirements.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF ITS PARTICULAR SITUATION.
AUDITORS
The Corporation’s auditors are KPMG LLP, Chartered Accountants, Yonge Corporate Centre, Suite 200, 4100 Yonge Street, Toronto, Ontario M2P 2H3 for the two year period ended December 31, 2005 and Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, Toronto-Dominion Centre, Toronto, Ontario M5K 1J7 for the year ended December 31, 2003.
TRANSFER AGENT
Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Canada and Computershare Trust Company, Inc. is the registrar and co-transfer agent for the Common Shares in the United States.
LEGAL MATTERS
Certain legal matters in connection with the securities offered hereby will be passed upon for the Corporation by Gowling Lafleur Henderson LLP, Toronto, Ontario with respect to matters of Canadian law and Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario with respect to matters of U.S. law.
AVAILABLE INFORMATION
The Corporation has filed with the SEC a registration statement on Form F-10 with respect to the Qualified Shares. This Prospectus does not contain all the information set forth in the registration statement. For further information about the Corporation and the Qualified Shares, please refer to the registration statement.

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith it files reports and other information with the SEC and with the securities regulators in the Province of Ontario. Under the MJDS, the Corporation generally may prepare these reports and other information in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies.
Investors may read and copy any document the Corporation files with the SEC at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Investors may also obtain copies of the same documents from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that the Corporation files electronically with it, including the registration statement it has filed with respect to this offering.
Investors are invited to read and copy any reports, statements or other information that the Corporation files with the OSC or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from SEDAR at (www.sedar.com). Reports and other information about the Corporation are also available for inspection at the offices of the TSX.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of KPMG LLP; (3) the consent of Ernst & Young LLP; (4) the consent of Roscoe Postle Associates Inc. and certain of its “qualified persons” under National Instrument 43-101 adopted by the OSC, Messrs. Graham G. Clow, James W. Hendry, Luke Evans and Richard E. Routledge; and (5) the powers of attorney from the directors and certain officers of the Corporation.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification.
     Section 124 of the Canada Business Corporation Act, as amended (“CBCA”), provides as follows:
     1. Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.
     2. Advance of costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).
     3. Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual:
     (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and
     (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
     4. Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).
     5. Right to Indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity:
     (a) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and
     (b) fulfils the conditions set out in subsection (3).
     6. Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual
     (a) in the individual’s capacity as a director or officer of the corporation; or
     (b) in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.

     7. Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.
     8. Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.
     9. Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.
     Subject to the limitations contained in the CBCA, the By-laws of the Registrant provide that every director or officer of the Registrant, every former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and such person’s heirs and legal representatives shall, from time to time, be indemnified and saved harmless by the Registrant from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative action or proceeding in which such individual is involved because of that association with the Registrant or other such entity if (i) he or she acted honestly and in good faith and with a view to the best interests of the Registrant, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.
     The Registrant maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers except where the liability relates to the person’s failure to act honestly and in good faith and with a view to the best interests of the Registrant. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

Exhibit No.	Description

4.1	Unaudited comparative financial statements of the Registrant and the notes thereto for the three and six month periods ended June 30, 2006.(1)

4.2	Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the three and six month periods ended June 30, 2006.(1)

4.3	Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial year ended December 31, 2005, together with the report of the auditors thereon, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F.(2)

4.4	Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2005.(2)

4.5	Annual information form of the Registrant dated March 29, 2006 for the fiscal year ended December 31, 2005.(2)

4.6	Management information circular of the Registrant dated May 10, 2006, prepared in connection with the annual general and special meeting of shareholders of the Registrant held on June 21, 2006.(3)

4.7	Material change report, dated January 6, 2006.(4)

4.8	Material change report, dated March 28, 2006.(5)

4.9	Material change report, dated April 24, 2006.(6)

4.10	Material change report, dated July 24, 2006.(7)

5.1	Consent of KPMG LLP.

5.2	Consent of Ernst & Young LLP.

5.3	Consent of Roscoe Postle Associates Inc.

5.4	Consent of Graham G. Clow.

5.5	Consent of James W. Hendry.

5.6	Consent of Luke Evans.

5.7	Consent of Richard E. Routledge.

6.1	Powers of Attorney. *

*	Previously filed.

(1)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on August 15, 2006.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006.

(3)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on May 25, 2006.

(4)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on January 9, 2006.

(5)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on March 29, 2006.

(6)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on April 26, 2006.

(7)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on July 25, 2006.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking.
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in such securities.
Item 2. Consent to Service of Process.
(a) Prior to the filing of this Amendment No. 1 to Registration Statement on Form F-10, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
(b) Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of this Registration Statement.

III - 1

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada on August 23, 2006.

NORTH AMERICAN PALLADIUM LTD.
By:	/s/ James D. Excell
	Name:	James D. Excell
	Title:	President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated on August 23, 2006

Signature	Title

/s/ James D. Excell James D. Excell	President, Chief Executive Officer and Director (Principal Executive Officer) (Principal Executive Officer)

* Ian M. MacNeily	Vice President Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Michael P. Amsden	Director

* Steven R. Berlin	Director

* Andre J. Douchane	Chairman of the Board of Directors

* Gregory J. Van Staveren	Director

By:	/s/ James D. Excell
	Name:	James D. Excell Attorney-in-fact

III - 2

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of North American Palladium Ltd. in the United States, in the City of Houston, in the State of Texas on August 23, 2006.

Robert Quinn (Authorized Representative)

By:	/s/ Robert Quinn
	Name:	Robert Quinn
	Title:	Director

III - 3

EXHIBIT INDEX

Exhibit No.	Description

4.1	Unaudited comparative financial statements of the Registrant and the notes thereto for the three and six month periods ended June 30, 2006.(1)

4.2	Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the three and six month periods ended June 30, 2006.(1)

4.3	Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial year ended December 31, 2005, together with the report of the auditors thereon, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F.(2)

4.4	Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2005.(2)

4.5	Annual information form of the Registrant dated March 29, 2006 for the fiscal year ended December 31, 2005.(2)

4.6	Management information circular of the Registrant dated May 10, 2006, prepared in connection with the annual general and special meeting of shareholders of the Registrant held on June 21, 2006.(3)

4.7	Material change report, dated January 6, 2006.(4)

4.8	Material change report, dated March 28, 2006.(5)

4.9	Material change report, dated April 24, 2006.(6)

4.10	Material change report, dated July 24, 2006. (7)

5.1	Consent of KPMG LLP.

5.2	Consent of Ernst & Young LLP.

5.3	Consent of Roscoe Postle Associates Inc.

5.4	Consent of Graham G. Clow.

5.5	Consent of James W. Hendry.

5.6	Consent of Luke Evans.

5.7	Consent of Richard E. Routledge.

6.1	Powers of Attorney. *

*	Previously filed.

(1)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on August 15, 2006.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006.

(3)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on May 25, 2006.

(4)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on January 9, 2006.

(5)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on March 29, 2006.

(6)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on April 26, 2006.

(7)	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on July 25, 2006.